UNITED STATES
SECURITIES AND EXCHANCE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)


Pacific Asia Petroleum
 (Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

693864 10 0
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1 (b)

           Rule 13d-l (c)

           Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act hut shall be subject to all other provisions of the Act (however. see the Notes).


Page 1 of 10 pages

CUSIP No.   693864 10 0

1. Names of Reporting Persons. 	Paul J. Coviello
I.R.S. Identification Nos. of above persons (entities only).
_____________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  		(b)
_____________________________________________________________________

3. SEC Use Only
_____________________________________________________________________

4. Citizenship or Place of Organization 	United States
_____________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power 0

6.  Shared Voting Power
1,988,246

7.  Sole Dispositive Power  0

8.  Shared Dispositive Power
1,988,246

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
1,988,246

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	4.7%
____________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         IN
____________________________________________________________________


         Page 2 of 10 pages


CUSIP No.   693864 10 0

1.Names of Reporting Persons. Linden Growth Partners Master Fund L.P. I.R.S. Identification Nos. of above persons (entities only).
_______________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  		(b)
________________________________________________________________________

3. SEC Use Only
_______________________________________________________________________

4. Citizenship or Place of Organization 	Cayman Islands
________________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  0

6.  Shared Voting Power 1,988,246

7.  Sole Dispositive Power  0

8.  Shared Dispositive Power  1,988,246

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
		1,988,246

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	4.7%
__________________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         PN
__________________________________________________________________________




         Page 3of 10 pages
CUSIP No. 693864 10 0

1. 	Names of Reporting Persons. 	Linden Capital Management IV, LLC
I.R.S. Identification Nos. of above persons (entities only).
__________________________________________________________________________
2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  		(b)
_________________________________________________________________________

3. SEC Use Only
_________________________________________________________________________

4. Citizenship or Place of Organization 	Delaware
_________________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  0

6.  Shared Voting Power
1,988,246

7.  Sole Dispositive Power  0

8.  Shared Dispositive Power
1,988,246

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,988,246
__________________________________________________________________

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	4.7%
______________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         OO
_____________________________________________________________________





         Page 4 of 10 pages

CUSIP No. 693864 10 0

1. 	Names of Reporting Persons. 	Linden Asset Management, Inc.
I.R.S. Identification Nos. of above persons (entities only).
_____________________________________________________________________
         2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)         (a)  		(b)
_____________________________________________________________________

3. SEC Use Only
____________________________________________________________________

4. Citizenship or Place of Organization 	Pennsylvania
___________________________________________________________________


Number of shares
Beneficially
owned by Each
Reporting Person
With:

5.  Sole Voting Power  0

6.  Shared Voting Power
1,988,246

7.  Sole Dispositive Power  0

8.  Shared Dispositive Power
1,988,246

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,988,246
______________________________________________________________________

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 	4.7%
_______________________________________________________________________

12. Type of Reporting Person (Sec Instructions)         CO
_______________________________________________________________________


         Page 5 of 10 pages

Item 1.
(a) 	The name of the issuer is Pacific Asia Petroleum ("Issuer").
(b) 	The principal executive office of the Issuer is located at
250 E. Hartsdale Avenue, Suite 47, Hartsdale, NY  10530

Item 2.
(a) 	This statement (this "Statement') is being filed by Paul J.
Coviello, the controlling member of Linden Capital
Management IV, LLC, a Delaware limited liability company ("LCM"), and Linden Asset Management, Inc., a
Pennsylvania corporation ("LAM"). LCM serves as the general partner of Linden Growth Partners Master Fund L.P., a Cayman Islands exempted limited partnership (the "Fund'), and LAM serves as the investment manager of the Fund.
Paul J. Coviello, LCM, LAM and the Fund are collectively referred to herein as the "Filers", The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns the shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)The principal business office of the Filers is 200 Abington
Executive Park, Suite 205, Clarks Summit, PA 18411.

(c) 	For citizenship information see Item 4 of the cover sheet
of each Filer.

(d) 	This Statement relates to the common stock of the Issuer,
par value $.001 per share ("Common Stock").

(e) 	The CUSIP Number of the Common Stock is  693864 10 0

Item 3. If this statement Is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of
the Act (IS U.S.C. 78o).

(b) 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) 	Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d) 	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) 	An investment adviser in accordance with 240.13d-1 (b)(1 )(ii)(E);

(f) 	An employee benefit plan or endowment fund in accordance
with 240.13d-1 (b)(1)(ii)(F);

(g) 	A parent holding company or control person in accordance
with 240.13d-1 (b)(1)(ii)(G);

(h) 	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an
investment company under section 3(c)(l4) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) 	Group, in accordance with 240.13d-l(b)(1)(ii)(J),

Not applicable.


Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer, which information is given as of December 31, 2009. The percentage ownership of each Filer is based on 42,486,696 shares of Common Stock issued and outstanding on September 30,2009 as reported by the Issuer in its Form 10-Q/A dated 1/6/2010. On
April 11, 2007, Linden Growth Partners Master Fund, LP, a Delaware limited partnership ("LOP"), completed a purchase of $4,000,000 (3,200,000 shares of Restricted Class B Membership Units of Advanced Drilling Services, LLC.) Following such purchase, Advanced Drilling merged with Pacific Asia Petroleum on May 7, 2007 and the 3,200,000 Restricted Class B Membership Units were converted into 3,200,000 common shares of Pacific Asia Petroleum. In 2009, Linden Growth Partners Master Fund, LP slowly sold part of their position in Pacific Asia Petroleum


Page 6 of 10 pages


Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a) 	Not applicable.

(b) 	By signing below I certify that, to the best of my knowledge and belief; the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Page7 of 10 pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2010


Paul J. Coviello


Linden Capital Management IV, LLC
By:  Paul J. Coviello


Linden Asset Management, Inc.
By:  Paul J. Coviello


Linden Growth Partners Master Fund, LP
By:  Linden Capital Management IV, LLC
General Partner


Page 8 of 10 pages

EXHIBIT INDEX


Exhibit No. 1

Document
Joint Filing Agreement, dated January 14, 2010, among Paul
J. Coviello, Linden Capital Management IV, LLC, Linden Asset
Management, Inc. and Linden Growth Partners Master Fund
L.P. to file this joint statement on Schedule 13G


Page 9 of 10 pages


Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of Pacific Asia Petroleum and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.


Dated: October 16, 2007


Paul J. Coviello


Linden Capital Management IV, LLC
By:  Paul J. Coviello


Linden Asset Management, Inc.
By:  Paul J. Coviello


Linden Growth Partners Master Fund, LP

By:  Linden Capital Management IV, LLC
General Partner









         Page 10 of 10 pages